UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________

SCHEDULE 13D/A
(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

MERISEL, INC.
(Name of issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of class of securities)

589849108
(CUSIP number)

Robert Keppler
Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
            (415) 773-2080
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

June 13, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589849108	13D/A	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,500,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,500,000*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

95.5%
14.	TYPE OF REPORTING PERSON

PN

*           The Reporting Persons beneficially own 47,500,000 shares of Common Stock. Of such 47,500,000 shares of Common Stock, 22,500,000 shares are owned directly by Saints Capital Granite, L.P. and 25,000,000 shares are issuable to Saints Capital Granite, L.P. upon the conversion in full of the Convertible Notes.  The Convertible Notes became convertible into shares of Common Stock on March 31, 2013.  Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to such 47,500,000 shares of Common Stock.

CUSIP No. 589849108	13D/A	Page 3 of 5 pages

1.	NAMES OF REPORTING PERSONS

Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 47,500,000*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 47,500,000*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

95.5%
14.	TYPE OF REPORTING PERSON

OO

*           The Reporting Persons beneficially own 47,500,000 shares of Common Stock. Of such 47,500,000 shares of Common Stock, 22,500,000 shares are owned directly by Saints Capital Granite, L.P. and 25,000,000 shares are issuable to Saints Capital Granite, L.P. upon the conversion in full of the Convertible Notes.  The Convertible Notes became convertible into shares of Common Stock on March 31, 2013.  Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to such 47,500,000 shares of Common Stock.

This Amendment No. 8 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on May 20, 2011, as amended by Amendment No. 1 thereto, filed on December 28, 2011, by Amendment No. 2 thereto, filed on February 9, 2012, by Amendment No. 3 thereto, filed on October 16, 2012, by Amendment 4 thereto, filed on December 10, 2012, by Amendment No. 5 thereto, filed on March 21, 2013, by Amendment No. 6 thereto, filed on April 12, 2013, and by Amendment No. 7 thereto, filed on April 22, 2013 (as amended, the “Amended Schedule 13D”) with respect to the common stock, $0.01 par value per share, of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 132 West 31st Street, 5th Floor, New York, New York 10001. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

Saints Capital Granite, L.P. and Saints Capital Granite, LLC are sometimes collectively referred to herein as the “Reporting Persons.”

Item 4.     Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following information:

As previously disclosed in the Form 10-Q for the quarter ended March 31, 2013 filed by Merisel, on April 15, 2013, the board of directors of Merisel formed a special committee consisting of Eric Salzman and Bradley Hoecker (the “Special Committee”), each of whom is an independent and disinterested director. The Special Committee was appointed to help ensure a fair process and determine a fair price as consideration offered to minority stockholders in the event that the Reporting Persons should decide to terminate Merisel’s status as a public company.

The Reporting Persons understand that the Special Committee will support and recommend to stockholders of Merisel that are not affiliated with the Reporting Persons a price of $0.17 per share.  The Reporting Persons are prepared to move forward to take Merisel private at that price.

This Amendment is not an offer to purchase your shares.  The Reporting Persons intend to file a Schedule 13E-3 Transaction Statement with the U.S. Securities and Exchange Commission that will describe in more detail, among other things, the purpose and principal terms of the merger, the Reporting Persons’ position as to the fairness of the merger to Merisel’s stockholders, other than the Reporting Persons, and the appraisal rights of Merisel stockholders under Delaware law.  A copy of the Schedule 13E-3 will be mailed to all Merisel stockholders.  Minority stockholders will be advised of their rights under Delaware law in accordance with applicable rules and regulations.  Neither the board of directors nor minority stockholders need to take any action in connection with this short-form merger.

This Amendment includes “forward-looking statements,” including statements that are predictive or express expectations that depend on future events or conditions that involve risks and uncertainties.  There can be no assurance that the Reporting Persons will complete the proposed merger at the price currently contemplated or at all and, therefore, there is no assurance a going-private transaction will occur at the currently contemplated price or at all.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

Date:  June 13, 2013

SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By: /s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member